Points International Reports 28% Year-Over-Year Growth in Transactions
for First Quarter of 2008

- Record Quarter of over 3.1 billion Miles Transacted and Growing
Pipeline of Partnerships Position the Company for Strong 2008

TORONTO, April 14, 2008, Points International Ltd. (TSX: PTS; OTCBB: PTSEF), the world's leading loyalty reward solutions provider and owner of the Points.com portal, today released its business metrics for the first quarter of 2008. In the first quarter of 2008, transactions increased 28%, indicating that engagement has increased with some of our newly added deals.. The Company is showing strong positive momentum into 2008, with overall points/miles transacted increasing 15% year-over-year to a record 3.2 billion points/miles, which is the second time the Company has posted over 3.1 billion points/miles.

"We continue to be extremely successful growing our business with leading loyalty programs, launching JetBlue and Amtrak on principal-based partnerships since the start of 2008," said Rob MacLean, CEO of Points International. "We have a strong pipeline of activity going forward and continue to see solid growth in our overall metrics. During the quarter, we experienced our highest transactional activity in the Company's history. March was particularly strong with a record of 1.1 billion points/miles transacted, and the number of transactions up 39% on private branded channels and 10% on Points.com channels versus 2007.

"Our loyalty partners continue to see the true value unlocked from our products and solutions evidenced by the $60 million in gross revenue we transacted for the industry just this quarter. This increase of 25% versus the first quarter of 2007 is a great sign of the robustness of our products and services worldwide. Throughout 2008 we will remain focused on expanding our relationships with new and existing partners, fueling the Global Points Exchange (GPX) and launching new products to drive more traffic across our platform," concluded Mr. MacLean

Highlights of First Quarter 2008 Metrics:

  Points/miles transacted by Private Branded Channels grew by 17% year-over-year to a record 2.8 billion, bringing cumulative points/miles transacted to 32.8 billion.

  Points/miles transacted by Points.com Channels reached approximately 337.3 million.

  Cumulative points/miles transacted reached approximately 4.4 billion on the Points.com Channels, a 51% increase year-over-year.

  The Company adding over 65,000 registered users in the first quarter bringing cumulative registered users on Points.com to just over 1.9 million.

Points International Ltd.

Business Metrics

			Q1/08 vs.		Q1/08 vs.
	Q1/08	Q4/07	Q4/07	Q1/07	Q1/07

TOTAL ALL CHANNELS

Points/Miles Transacted	3,154,149,529	3,108,768,739	1%	2,747,167,563	15%
# of Points/Miles Transactions	356,025	329,567	8%	279,158	28%
Cumulative Points/Miles Transacted	37,253,238,527	34,100,621,373	9%	25,918,376,993	44%

PRIVATE BRANDED CHANNELS

Points/Miles Transacted	2,816,801,473	2,576,661,344	9%	2,405,796,523	17%
# of Points/Miles Transactions	336,840	302,386	11%	257,663	31%
Cumulative Points/Miles Transacted	32,841,696,198	30,026,427,100	9%	23,004,166,952	43%

POINTS.COM CHANNELS

Points/Miles Transacted	337,348,056	532,107,395	-37%	341,371,040	-1%
# of Points/Miles Transactions	19,185	27,181	-29%	21,495	-11%
Cumulative Points/Miles Transacted	4,411,542,329	4,074,194,273	8%	2,914,210,041	51%
Cumulative Registered Users	1,905,213	1,840,591	4%	1,614,266	18%

Points International's business metrics can be found on the Investor Relations section of the Company's website at: http://www.points.com/static/corporate/investor_overview.html

About Points International Ltd.

Points International Ltd. is owner and operator of Points.com, the world's leading reward-program management portal. At Points.com consumers can Swap, Earn, Buy, Gift, Share and Redeem miles and points from more than 25 of the world's leading reward programs. Participating programs include American Airlines AAdvantage® program, American Express® Membership Rewards®, Aeroplan®, AsiaMiles™, British Airways Executive Club, Northwest WorldPerks®, Wyndham Hotel Group's TripRewards®, Delta SkyMiles®, and InterContinental Hotels Group's Priority Club® Rewards. Redemption partners include Amazon.com® and Starbucks.

Consumer Website: www.points.com
Investor Relations: www.pointsinternational.com

Safe Harbor Statement

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, as amended and forward-looking information within the meaning of the "safe harbor" provisions of applicable Canadian provincial securities legislation (collectively "forward-looking statements"). These forward-looking statements relate to our objectives, strategic plans and business development goals and may also include other statements that are predictive in nature or that depend upon or refer to future events or conditions and can generally be identified by words such as "will", "may", "expects," "anticipates," "intends," "plans," "believes," "estimates" or similar expressions. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances are forward-looking statements. These statements are not historical facts but instead represent only the Company's expectations, estimates and projections regarding future events.

Although the Company believes the expectations reflected in such forward-looking statements are reasonable, the forward-looking statements are not guarantees of future performance, involve certain risks and uncertainties that are difficult to predict. Undue reliance should not be placed on such statements. Certain material factors, assumptions or estimates are applied in making forward-looking statements. Known and unknown factors could cause actual results may differ materially from those expressed or implied in such statements. Important factors that could cause actual results to differ materially are referred to in the body of this news release and also include the risks and uncertainties discussed herein, the matters set forth under "Risks and Uncertainties" contained in the Company's Annual Information Form filed with applicable securities regulators and the factors detailed in the Company's other filings with applicable securities regulators, including the factors detailed in the Company's annual and interim financial statements and the notes thereto. Readers of this press release are cautioned that forward-looking statements are not guarantees of future performance.

The Company does not undertake any obligation to update or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this press release or to reflect the occurrence of unanticipated events, except as required by law.

CONTACT:
Anthony Lam, CA, CFO	Alex Wellins or Brinlea Johnson
Points International Ltd.	The Blueshirt Group
(416) 596-6382	(415) 217-7722
anthony.lam@points.com	alex@blueshirtgroup.com
brinlea@blueshirtgroup.com